Exhibit 21.1

SUBSIDIARIES OF KODIAK SCIENCES INC.

The following is a list of subsidiaries of Kodiak Sciences Inc. at December 31, 2024. Certain subsidiaries have been omitted as they are not significant in the aggregate.

Subsidiary Name	Jurisdiction of Incorporation or Formation
Kodiak Sciences GmbH	Switzerland
Kodiak Sciences Valais GmbH	Switzerland